NASCENT BIOTECH INC.

631 US Highway 1 Suite 407

North Palm Beach, FL 33480

March 28, 2024

VIA EDGAR

Office of Life Sciences

Department of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Tyler Howes, Esq.

Re:	Nascent Biotech Inc. (the “Company”) Registration Statement on Form S-1 Filed on March 15, 2024 File No. 333-277960

Dear Mr. Howes:

In response to your letter of March 26, 2024 regarding the above-referenced issuer, Nascent Biotech Inc. (the “Company”), please be advised that the Company is responding to the Staff’s comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in each respective filing. For ease of reference, we have followed the numbering format of your letter in responding:

Registration Statement on Form S-1

Cover Page

1. Please revise your cover page to disclose the date that the best efforts offering will end. Refer to Item 501(b)(8)(iii) of Regulations S-K.

RESPONSE: Comment complied with in Amendment No. 1 to the Registration Statement on Form S-1 being filed concurrently with the Company’s response to the Commission. Please be advised that the best efforts offering will end when all the securities offered in the best efforts portion of the offering have been sold, 365 days from the date the prospectus is effective or if our Directors decide to terminate the offering, whichever occurs first.

March 28, 2024

2. We note disclosure here stating you intend to register a total of 32,500,000 shares of common stock in connection with this registration statement. However, disclosure in the table on page 5 appears to indicate that the total shares being registered in 22,250,000 shares. Please reconcile your disclosure or advise. In your disclosure on page 5, please distinguish between the primary offering of shares by the company and the secondary offering by the selling shareholder holders.

RESPONSE: Comment complied with in Amendment No. 1 to the Registration Statement being filed concurrently with the Company’s response to the Commission. The correct number is 32,250,000. The Company has distinguished between the primary offering and the secondary offering by selling security holders in its disclosure on page 5.

Private Placements, page 13.

3. Please provide a more fulsome description of the private placements from which the selling security holders acquired the shares being registered for resale. Your revisions should include the date these agreements were entered into and a discussion of the material terms of such agreements.

RESPONSE: Comment complied with Amendment No. 1 to the Registration Statement on Form S-1 being filed concurrently with the Company’s response to the Commission. The Company has revised this section to provide the material terms of these agreements with the selling security holders.

Selling Security Holders, page 13

4. Please remove the 20,000,000 shares being offered by the Company from your selling shareholder table as these shares are being offered on a primary basis.

RESPONSE: Comment complied with in Amendment No. 1 to the Registration Statement being filed concurrently with the Company’s response to the Commission. The reference to the 20,000,000 shares being offered by the Company was removed.

We trust that the above is responsive to the issues raised in the Comment Letter. We are simultaneously filing Amendment No. 1 to the Registration Statement on Form S-1, and we are filing as correspondence a copy of this response to your Comment Letter, as well as a redline copy of the Registration Statement on Form S-1, which has been marked to show changes from the previous filing.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely, NASCENT BIOTECH INC. Lowell Holden, CFO